Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Michael Ciklin, General Counsel, Interim Chief Financial Officer and Chief Operating Officer of Pubco, commented on a X post, which included a link to a podcast interview that Hester Peirce, a Commissioner of the U.S. Securities and Exchange Commission, gave with The Rollup on November 28, 2025. The following is a partial transcription of the interview, which was made available on December 2, 2025:

Hester Peirce: It's really important for people to understand when they're buying things, what the risks are associated with it, as well as what the prospects and opportunities are. And so that's the role of the SEC when it comes to public companies. We work with them to make sure that they're getting their disclosures.

Robbie: Do we see a path to ultimately lay out some rules of the road so that companies that are public can also offer tokens? Do you see this as something that could potentially shake out in the coming legislation?

Andy: I'm curious, like, what does that actually mean? And why is the right to self custody of digital assets so important to you personally?

Robbie: Welcome back to "The ROLLUP." I'm Robbie.

Andy: I'm Andy. Robbie and I met at the University of Florida in 2017 where we first found out about digital assets.

Robbie: We learned a lot along the way and we're bringing you face to face with the leaders of our industry.

Andy: Sit back, relax, and enjoy today's episode.

Robbie: Commissioner Peirce, welcome to the show. This is The ROLLUP TV, and it's an absolute pleasure to host yourself, the "crypto mom" as they call you. So welcome to the show.

Hester Peirce: And I've got to give you my disclaimer, which is that my views are my views as a commissioner are not necessarily those of the SEC or my fellow commissioners.

Robbie: Lovely. Now that we got that out of the way, love to get into it, but also just to welcome you back to work. Did you have some time off? What was it like while the government was shut down? Did you pick up some new hobbies? Bake some sourdough bread? Get into anything while you were away?

Hester Peirce: Well, the way the shutdown works is that people like me get to work. We don't get to get paid, but we do get to work. So I was one of the few people who could come to work at the SEC. So I did get to do some things I don't normally do. Like I did a lot more answering the of phones and things like that. But I'm very happy to have my colleagues back because being out for that long, having most of the staff out for that long meant that a lot of the work that we really wanted to move forward was stalled.

Robbie: Yeah, yeah. One of the things that strikes me the most is how you've been able to balance not just work life balance. I think everyone sort of has a work life balance, but you're extremely adept at Internet culture, like crypto nativity. Andy and I have been in this world for a long time. I see you have the Internet meme culture, and I've seen a couple of your speeches and it really shows through. And I'm just curious what your what your balance is. What is your work life balance? How do you how do you balance being online, but also, you know, putting on the suit, being in the in the arena with some of the decision makers, the lawmakers in the US government? How do you balance these, these two very stark contrasting worlds?

Hester Peirce: I definitely do not understand the Internet meme world. I'm an observer of it, which I find interesting, but I'm not really very technically or adept or Internet savvy, I will say.

Andy: Well, I mean, you must be a little bit, because you've been extremely passionate and excited about this technology for some time, leading the way through different regimes in the US government in the SEC. For some context, Robbie and I spent the last week in New York City at Chainlink SmartCon event, and this is one of the most prominent institutional facing events that we've ever been to. Robbie and I have been in this space for eight years. I think our first conference was a DC blockchain summit back in 2018. Fast forward all the way to SmartCon. And, you know, we were sitting doing our live streaming in a Fidelity-sponsored lounge. We saw the likes of DTCC, the Fed, the White House, JP Morgan, Goldman, many other large banking, finance and technology names come together. In this context, we realized that there is this entire shifting of priorities within the US government, within the largest financial institutions in the country, as well as just capital allocators more broadly. And in this, we've kind of came to this idea that 2025 is not only the line in the sand year, but is also this year where the seats at the figurative table are being sat. The table is being set with regards to crypto policy, with regards to the blockchains, the teams, the founders, the entrepreneurs that are building and have been building in this industry for the last five to ten years. Maybe just from your perspective, what does this year kind of mean for the SEC, for crypto? You know, do you agree that this is like the line in the sand year with regards to the regulatory clarity? How do you describe what has happened in 2025 thus far from your unique vantage point?

Hester Peirce: I do like the imagery of the table being set and, you know, chairs being set up and people coming and taking their places at the table. And maybe we can have more of a grown up discussion about difficult issues instead of what was going on in the past, which I think was people are saying, you know, we just don't want this in the respectable room at all. We think this is not worth having in the United States. And that was the message coming from the government. And because of that, I think you saw institutions being very hesitant to walk into this crypto industry to try things out because there was just a lot of legal risk. And so this year has been one of immense change. I've described it as a 180, and I think it really is. It has gone from the government seeking to stop and looking for ways to open the doors. Again, not to do so without taking into account that there are potential risks, because there are, of course, and it isn't our job as regulators to be the innovators. It's just our job to set up an environment in which innovators can do their thing. Markets can weigh in about whether they do or don't want those things that innovators are building. And that's really where we should be. But it is just the beginning. This is a hard project. Getting the regulations right is hard. And a big part of whether this will last depends on people who are in the industry who are building things, taking it very seriously, because this is really a moment in time where you have the government willing to, you know, as I say, create a good framework. But if you don't build good things during that time, then a new government will come in sometime. A new administration will come in some time and say we don't see any value here and we'll be back in the same place we were pre-2025.

Robbie: Yeah. I'd love to contextualize 2025 in the broader evolution of your tenure as commissioner. You've been, as part of the SEC, I believe you're the longest-serving commissioner and your approach to regulation and crypto I'm sure has shifted over the years. There was the Project Crypto, and Paul Atkins, the Chairman of the SEC, has also put forth the most recent development in this project, which is this "tokes" and taxonomy. And so now it feels like the project crypto in America is really starting to accelerate. Could you kind of take us from point A to point B? How has not only the sentiment around crypto and blockchains and digital assets changed, but a little bit more specifically, how have you seen this evolve in your own tenure as things have become a little bit more acceptable? What has that opened up for you to do as part of the SEC?

Hester Peirce: Yeah, well, it's funny to think back on it, because I have been here since January 2018 and it seems in some ways like that's so long and in other ways it just seems like yesterday. I mean that, in summer of 2018, the commission was denying a bitcoin exchange traded product, which I thought was a ridiculous thing to do at that time. And then look how long it took to actually get to an approval. It took a long time and years. It also took a court weighing in and telling us that we better start applying the rules in a way that's not arbitrary. And so and then now, along the way we were using enforcement. That was that was very frustrating to see, right? We were using enforcement in a way to write the rules or to enforce rules that hadn't been written and, you know, there was a lot of despair for a lot of people who were on the receiving end of that, but also as a regulator, as someone who whose job it is to come up with rules and then enforce those rules in a way that's fair and reasonable, that was also very frustrating. Along the way, I worked on a draft safe harbor that I got a lot of input and help from people in thinking about what would good regulation in this in this space look like? I did a couple iterations of that safe harbor, but then to get to a point where something like that is more than just something that I put out and say, I think this is something we should be doing, but there's a chairman at the agency who says, OK, let's actually write some good rules. It's really a very nice position to be in, to have the ability to try to get some stuff done. And I think the task force already has gotten a lot of good work done. But as you say, the Chairman gave a speech this week. And the pace, I think, is picking up and it's very rewarding. Now, at the same time, I think part of the difficulty always is writing rules is very hard. And there are a lot of really difficult technical and legal issues that we have to deal with. And I think there are a lot of difficult conversations that still lie ahead. And so it's by no means coasting from here.

Robbie: Yeah, certainly. Just earlier today, we had a member of the blockchain association, which has several member companies as part of it, all lobbying for positive regulation. Consumer protection is a big part of this. And one of the most interesting points in that conversation that I found was the idea of identifying who our adversaries are. And so for a long time, you know, the there was an administration that, like you said, was ruling through enforcement. Now, that seems to change. And now we're supporting innovation. There's also the banking lobby that was starting to stifle some of this innovation. I'm curious if you don't. . . if you are putting together sort of this landscape within D.C., who do you find your opposites are? If you were to steelman their arguments, right? I think all of us here, we support innovation. We know what this technology is capable of. And we're focused on empowering people with these technologies, but doing it safely so that we don't put anyone in harm's way. To me, that seems like a very simple, straightforward thing to do, but there are people or groups on the other side of this. So I'm just curious, if you were to steelman what the anti-crypto argument is these days, is there still one, does it still exist? If so, what is it?

Hester Peirce: Yeah, I mean, there definitely is still an anti-crypto argument. And I would say it's good for us not to think about these issues in terms of adversaries, maybe. But this is part of the democratic process, right? Americans getting together and figuring out - what do we want regulation to look like? And this is a theme that I've tried to talk a lot about during my time as a commissioner. It is so important for people to look at government and say, this is my government. I want my government to work for me, and this is what I would like the government to be doing. Now other people might come along and want it to do something different. So then that has to be mediated somehow. But I think that the arguments that are really cautionary about what is happening now in terms of crypto regulatory policy are raising some fair issues, right? They're, saying that people need to be careful when they're buying these things. There can be a lot of hype, as we all know, around crypto. And that hype can get people really excited about putting money in and buying crypto assets without really spending a lot of time thinking about, is this money I can afford to lose? Do I understand what this crypto asset is? Do I understand where I'm holding it? Am I holding it through an intermediary? Might that intermediary be doing something with my asset that I didn't authorize that intermediary to do? And so there are fair questions to ask. And then, unfortunately, as we know, whenever something is popular, there will be people who will take advantage of that. And so, as I said, I've been answering phone calls during the shutdown and some of those phone calls have been from people who thought they were going to make a lot of money in crypto, and instead, really got hurt. And so as people who care about the technology, who are interested in seeing it being used more broadly, it's really important to also think about, what can we do to combat some of these bad practices?

Andy: Yeah, I mean, I mentioned that to the Blockchain Association CEO today. Just how the, you know, it's tough to overestimate the impact that, you know, the FTX era of the space had on the public perception. Luckily, we've had stablecoins has been a massive public perception boost, as well as a boost of confidence for the US financial, kind of, outlook with regards to the US dollar dominance and kind of extending that globally. But we've been kind of still fighting this uphill battle of the early remnants of, it's almost similar to the Internet era, these different types of get rich quick ideas or bad marketing, bad practices and etc. And so I think a lot of this, a lot of what we've struggled with as an industry has came from the lack of regulatory clarity, right? There's this idea that we've been pushing a lot on our show - return to fundamentals. And a lot of this is really just about using the technology that we have here to build businesses on chain, to redefine capital formation, to create private, hard money that is, you know, censorship resistant, and that gives people self sovereignty. A lot of these things, the industry, kind of opted out of in favor of basically creating many different types of vehicles to evade this arbitrary law or this arbitrary regulation. And the benefits and the upside of having clarity are already being felt and will continue to be felt. And I mean, we've got the GENIUS Act behind us. We're looking forward to the market structure bill, the CLARITY Act and more. I think that, you know, this capital formation idea is something that you've been correct about. You predicted that capital formation would be at the top of people's minds with regards to blockchain and crypto. You know, I think you, on a previous speech or podcast, you asked why we have so few public companies in crypto. And we've seen this IPO kind of boom as of recently. I'm curious about the specific capital formation, tokenization, and the kind of publicization of this industry. Why do you think we still have so few public companies? You know, what has been the root cause of that? And frankly, we've seen that trend shift. How do you see this playing out in 2026 with regards to the crypto markets going on the biggest stage and creating these large public companies?

Hester Peirce: So there is a lot in that question. So, couple of things. First, I think that you're absolutely right that the lack of regulatory clarity led to some really bad things happening that would not otherwise have happened. One of those things is that people ended up building things that were not intended to last, because if you built something that was intended to last, you could end up putting a lot of time and effort in it only to face a government enforcement action. And so that ended up creating just bad incentives. Another thing it did, the lack of clarity here in the US did, is it encouraged people to go and build things outside of the US and it encouraged US people who wanted to get access to crypto to go outside the US to get access to crypto. And then obviously you don't have the same regulatory and legal framework protecting you there. Another thing I would say is that, when we have seen problems in crypto, one common theme is that there's often a centralized intermediary that is doing something bad with someone else's money or someone else's assets. And that is a good reminder to all of us what this technology enables, which is disintermediation, taking away those centralized counter parties that might do something bad with your assets. It's not to say that the entire world is going to become dis-intermediated, but it is to say the technology is there, in part, to solve some of these problems. And so people should remind themselves of that core principle. Now, with respect to the public company issue, I mean, the dearth of public companies is a broader issue than crypto. The U.S. has been, for a long time, the envy of the world when it comes to raising capital. Investors want to come here. People who want to build companies want to come here. They want to do it in the US, and we want to keep it that way. And traditionally, getting your company listed on an exchange in the United States was really something that companies wanted to do. That was that was a goal for them. More and more companies are deciding to stay in the private markets where you can raise a lot of money, but retail investors don't typically have access to those companies. And so we do want retail investors to have access to as much of the growth as possible. So we need to think about how we can get them access to some of that growth that's happening in the private markets. But also, how can we encourage companies to move into the public markets? There has been a bit of a trend in the crypto space. We've seen a lot of digital asset treasury companies and these kinds of things. As with many trends in crypto, people need to be careful and they need to not just assume that they should jump on whatever bandwagon is out there. It's really important for people to understand when they're buying things, what the risks are associated with it, as well as what the prospects and opportunities are, and so that's the role of the SEC when it comes to public companies. We work with them to make sure that they're getting their disclosures right and that those disclosures are reflecting what the risks are. But as you say, there is, you know, we do want companies of all kinds to come to the US to raise capital. And we want investors from all over the world to come here as well.

Robbie: I take it you've probably thought a lot about what a model could look like when it comes to a public company with an equity or stock on a on a regulated exchange and also one that has a token that may be trading on centralized exchanges, decentralized exchanges. And I think this is where we're really craving the CLARITY Act in the market structure bill, because there are companies in this position right now. And the most that they've given us up until this point is that they're starting to explore a token, this very big indication that they do want to do something, but they're not quite sure how. I realize, like you said in your disclosure, you don't speak on behalf of other commissioners, but do we see a path to ultimately lay out some rules of the road so that companies that are public can also offer tokens? Do you see this as something that could potentially shake out in the coming legislation?

Hester Peirce: Well, so there are a few things there. First, I mean, if you're talking about a company that is public taking its shares and tokenizing them, that's an issue that's gotten quite a bit of interest. again, since 2025 and the change in attitude at the SEC. A lot of traditional financial companies and a lot of crypto native companies came in to talk to us about this idea of tokenizing public equities. And I think that we will definitely see experimentation along those lines. We're encouraging people who want to experiment along those lines to come in and talk to us so that we can get those experiments running with the idea that eventually we'll get to commercial viability, right? This isn't intended to be an experiment that we run for a few months and then shut down. But we want to get to a point where we can work into a set of rules that govern tokenizing of securities. I think there's a separate question around a company that's public and has shares trading out there, deciding to create a token for some other purpose. So you have on the one hand, you have your shares and on the other you have your token. And again, there may well be room for that, but I think we really need to understand and people buying those tokens need to understand what exactly are they getting a claim to? What does that token represent? And I'm hoping that now that there's an understanding that the SEC wants to work with people, that people will not necessarily run from the idea of having tokens that are securities. Those securities either have to be registered or they have to be exempt from registration. But we're willing to work with people on that. And so maybe we'll see more creative ways of using tokens to actually give token holders rights to certain revenue streams or certain claims on assets. And I think that's an area that we'll see some experimentation in as well.

Andy: Yeah. I think some of the notable examples that Circle has announced their arc token for their block chain, which is affiliated directly with Circle. Coinbase is also thinking about exploring a base token, which is obviously the L2 that Coinbase maintains. And so these are two publicly traded companies. Then you've got Securitize has come out with this SPAC announcement where they want to tokenize the equity of their public company, but this probably fits more into bucket 1 that you mention and the and the former to probably fit in the bucket 2. And so it's just, it feels like there's this interesting time period here where this idea of having both a publicly traded equity and not a tokenized version, but a separate token, is a unique novel concept that we've not yet seen. And so this kind of begs the idea of what comes with regards to how these are treated and what investors are really getting. How does it fracture the value of each of the equity versus the token?

Hester Peirce: No, you're raising, I think you're raising really important questions there. And that's why people who are thinking of doing that need to consider is that token a security of some sort and people who are equityholders in those companies need to understand what the token holders have a claim to versus what they have the claim to. So there are a lot of disclosure issues that really need to be thought through and legal structure issues that need to be thought through. And so, again, we welcome people to come have those conversations with us.

Andy: Yeah. Commissioner, personally, I think one of the interesting ideas that has came out of 2025 and really the end of last year is that a lot of these crypto assets are actually not securities. They've been labeled more into the commodity bucket. We met the CEO of the Digital Chamber of Commerce, Cody, in-person in New York. And then today, Summer from the Blockchain Association, talked to them both about this. So I’m very curious to hear your opinion. With this kind of rule or concept being known now that the majority of the crypto assets are not securities, does that shift jurisdiction of this industry into the CFTC's hands? Keeping it out of the SEC's hands? How do you see these two agencies collaborating?

Robbie: No, I think that's exactly the question. I took a look at the CLARITY Act proposal that was put through by the department of I think it was the Agriculture Department. And this was one of the things that they had outlined. And it was consistent with Chairman Atkins and what he said in his latest remarks, which was that most of these tokens are not securities and therefore should be regulated by the CFTC. And so similar to what Andy's asking, you know, just curious, I think it's very clear and obvious that these two agencies, your agency and the CFTC, would work hand in hand. And so I'm curious, with the shift towards the CFTC as the main regulator of tokens, what are the ramifications of that? And then similar to Andy's question, how would you collaborate with the CFTC to maintain proper regulation over these tokens and digital assets?

Hester Peirce: Yes. So the CLARITY Act is the House's version of the market structure legislation, and the Senate is also working on a version. And as you mentioned, there's interest from both the House Financial Services Committee, the Senate Banking Committee, but also the agricultural committees in both the Senate and the House, because there is this question of what goes to the CFTC, which is under the ag committees, and what goes to the SEC, which is under the banking financial services committees? And I think it's funny that people think it's a news flash that most crypto assets are not securities. I have been of that opinion for a long time.

Andy: It's about time, right? It's about time.

Hester Peirce: I kept saying that. But I think that later it may be the case that many tokens are actually securities. As we talked about before, people may not run away from the idea of creating tokens that are securities. And so it could shift and you could see lots of tokens ending up actually being securities. But I think many of the tokens that we think of today are digital commodities. And so the CFTC now has authority over futures markets, but also over spot markets when it comes to fraud. And then the bills that are out there are likely, if they get enacted into law, they'll likely be direct spot authority at the CFTC. And, you know, I think that's completely fine. We do want it to be possible for entities we regulate to engage with spot crypto on behalf of their customers. That shouldn't be a problem. Our entities are regulated already, so I think having the ability for us to continue regulating those entities makes sense even when it comes to spot crypto. But having the bulk of the authority at the CFTC is a perfectly fine outcome. We are happy to work with the CFTC. We've made efforts recently to really restart the efforts to not only work together but to harmonize our regulations. My colleague, the chief counsel of the crypto task force, has been nominated to be the Chairman of the CFTC, and so that's obviously quite helpful because we've been working together now for quite, so I'm very excited for him. But I think that there will still be a role for the SEC to play in capital raising. That's our bailiwick. And as you know, you can take something that is not a security and you can combine it with an investment contract and sell it to raise money. And then that would be a transaction that we would regulate. Part of what we want to do is make sure that we're not creating awkwardness when it comes to that token trading on CFTC platforms. And so that's something that the legislation will address and that we'll address in our in our regulations. And I'm really quite optimistic that however Congress ends up allocating authority, we will be able to make it work.

Andy: I'd love to hear more about you and Paul's relationship and just kind of how that's going to grow. But you just brought up such an interesting point around capital formation. Again, I keep kind of harping on this as that is where the SEC is going to be most involved, as you mentioned. And also what I find to be one of the most unique and interesting parts of the entire blockchain web3 ethos is this idea of capital formation. And so you were around during the ICO boom of 2017 and 2018 and used all the fallout of that. We've recently had the reintroduction of the ICO idea. It's come through platforms like Echo, like Legion, Sonar and a couple of these others. Coinbase actually just recently acquired Echo for about $400 million. ICOs are back. The question is what is going to be the evolution of the ICO as we know it now versus kind of where you think the regulatory body will allow, right? Because the idea is, right now, the rhetoric in the space is that crypto VCs get in early, they pump narratives to people, they sell their assets and they're the only ones who win. Retail is left holding the bag and everybody is upset. So naturally, what happens is, the market goes, OK, where are you going to open up these ICOs to people at a better valuation, better terms and give it to the average folks as long as they're an accredited investor in the US and are willing to have a one year cliff in terms of actually getting the tokens from the from the time that they purchase them? Or if you're outside of the States, there's kind of different, more relaxed requirements. I guess, high level here, what is the state of ICOs from your perspective? How encouraging are you personally about this development coming back to the space with regards to crowdfunding, with regards to these initial coin offerings? Would you like to see this space continue to grow and thrive as far as capital formation goes?

Hester Peirce: Well, if someone wants to use a token, wants to do a capital raise in connection with a token, I want them to do it in a way that's compliant, and so that means including disclosures that people need to get. And so that's something that we're working on providing a framework for, but that really is important for everyone to coalesce around this idea that people buying these tokens need to understand what it is they're buying. And I've always believed that it's important to be able to have wide distribution of tokens if you're trying to build a network, so that people can actually use and get network effects, more people can use it. So, I think that's natural. I'm not a fan of the idea of just doing a token capital raise for the sake of raising a bunch of money and doing nothing with the token. So I think one theme that came through and in Chairman Atkins' speech the other day was that the idea is if you're going to if you're planning to build something out and you want to sell the token in connection with that, you're making some promises to people about what your efforts are going to be. I mean, the whole idea of an investment contract is that someone's investing money with the expectation of profits based on the efforts of someone else. So tell people what those efforts are and then go fulfill them. And I think we want to set up a framework that encourages people to be clear about what their promises are and then to be clear about fulfilling those. And so if we get the incentives right, I think this is fine. And I just hope people, as always, are paying attention to the fact that that disclosure and integrity are important.

Andy: Yeah, of course. Yeah. I mean, I think this was also a concept, part of the of what we spoke about earlier with regards to the way that the market was formed in the space was very effectively venture capitalist driven because that was the way to do it successfully in the previous regime with this arbitrary rules. And that was like the clear path. It just seems like now there's a bit more experimentation possibilities, which we're now seeing. And it kind of sounds like you're encouraging that.

Hester Peirce: Consistent with the securities law.

Andy: Right, it's not the wild west just because Trump is in office. L

Hester Peirce: Yeah. I mean, I really do want people to know that, you know, we have securities laws and we have to enforce them. We are very willing to work with people and we really do encourage people to take us up on that.

Robbie: One of the things important to ICOs is this idea that it's democratizing access to the private capital formation part of a company's or token's lifecycle. This is consistent with generally what you're seeing these days is that people are getting involved in their own finances at a much younger age. They're taking control of their own finances. They're not trusting a financial adviser. And this is part of the Internet movement where it's very self-serve. You know, we have the wealth of knowledge at our fingertips and we can go and learn everything that's online really in an instant. And thus we're taking our financial education into our own hands. I'm curious what you think could be the consequences of this. As more and more people are taking control of their own finances, they're potentially getting into a situation where it could be nihilistic. We're seeing sports gambling on the rise. Meme coin trading is something that happens in the crypto world that is very distinct and separate from a lot of the institutional adoption that we're seeing play out. How are you helping democratize access to these financial markets, but making sure that we do it in a safe way? Do you think generally where we're headed in the right direction? Are we on the right trajectory? There are some pitfalls along the way. But this hyper financialization, what do you think about it?

Hester Peirce: Well, I do think you're right that things have changed since the securities laws were written, for example, and that it's actually a lot easier now for people to get information and to do their own homework and they can get information from lots of different sources. And that's a great thing. And I think it's wonderful that people are interested in taking their own finances under control and they're trying to get their arms around it. They're seeking out education. That all is good. I do think there are times in people's lives where many people will decide that having the help of a financial adviser makes sense. And that's, you know, people are different too. Some people are much less interested in thinking about these kinds of things. And for them, it might well make sense to get the help of a financial adviser or go invest in standardized products like ETFs and mutual funds, and so it's not a "one-size-fits-all" regime. I do think we need to start financial education much earlier because, as you say, everything is at your fingertips now. It's much easier to trade all kinds of things. And so getting people educated so that they're on the lookout for red flags because often bad actors may couch their fraud in the name of crypto or they may couch it in the name of A.I. or something else, but they're often red flags that are consistent through all of those things. so getting people to be aware of those. And then the other point I would make is that, you know, again, I'm someone who tends to approach things. People have a right to live their own lives. They have a right to make decisions for themselves and their families. But with that decision making right, and that sovereignty over yourself comes the responsibility too. Because if you make bad choices, there's not someone there to bail you out. You have to you have to make decisions. You have to think about how much money you can afford to lose. And I do think people also need to understand the difference between investing and trading for fun and pleasure and short term, potentially short term profit, potentially long term loss, right? People need to really be distinguishing those two things. If you're trying to save up for a house, you have to do that in a way that is careful. And if you're if you're taking some of your money and you're deciding you want to you want to just have a nice time investing with it, but you're not expecting to save up money for something, that's fine. But you have to go into it knowing what you're doing. And people can get very caught up in hype and they can get thinking, oh, the market, it's always going to go up and they can end up very leveraged because they think the market's always going to go up. And then when it goes down, they can end up really wrecked, and it can be really a problem. So I just encourage caution. I'm very happy that people are interested in investing in financial markets, but I also think people should be very cautious.

Andy: Yeah, yeah. I mean, we all have battle scars, you know, from the cycles.

Hester Peirce: Yes, we do.

Andy: One way or another. And I think one thing that your super strong on and you give a very strong opinion on that I think our audience is also a part of, is this basically this idea of self custody. I think in crypto you can avoid a lot of the downfalls, even though it is a big responsibility to have a hardware wallet to own your own keys and things, you avoid a lot of the pitfalls in crypto by avoiding a lot of the situations. You know, those are the ones kind of where you get burned. You've called yourself a freedom maximalist in the past. I'm curious, like, what does that actually mean? And why is the right to self custody of digital assets so important to you personally?

Hester Peirce: Well, I'm afraid I'm maximalist because I think this country is built on the idea that each individual is uniquely valuable and has a unique ability to understand what her hopes and dreams are and to make those happen. She just needs the freedom to do it. And so government shouldn't try to live people's lives out for them. Government should really be there to build a framework within which people can make their make of their lives what they want. And obviously, that's not just an individualist mentality. A lot of people get great joy from helping other people live out their best lives, too. And so this is a way to figure out how to maximalize people's freedom to give to the community their unique talents. And so, why does self-custody come into something like that? Why shouldn't I have a right to hold my own assets? Why should I have to be forced to go through someone else to hold my assets? It's not going to be for everyone, but there are a lot of people who want to have control over their own assets. And to me, it baffles me that in this country that is so premised on freedom, that would not even be an issue. Of course, people can hold their own assets.

Andy: Yeah.

Hester Peirce: And I think that is, you know, that issue is really important to me and self-custody issue.

Andy: Thank you for bringing it up,

Hester Peirce: Because people in this country have a right to keep their financial transactions, their personal interactions private, absent a suspicion that they're engaged in some kind of illegal activity. And then there are ways for government to get access to information, to bring a case. But the presumption is that people are going about their daily lives, just doing their thing. And it's nobody else's business what they're doing. And we have ceded that here in the US. And I think it's a moment where we really have to reclaim that.

Andy: So is this the Z-cash bull thesis here?

Hester Peirce: I'm not going to talk about any particular asset.

Andy: I'm just messing with you.

Hester Peirce: I know you're messing with me. But I think there's, you know, we really have to recast the narrative around privacy mechanisms, because it has become, and I've said this in a lot of places, but it has become the presumption that if you want to keep your transactions private, you're doing something wrong. But it should be exactly the opposite presumption.

Robbie: Commissioner Peirce, I first met you in the University of California, Berkeley, after you had given your speech on watermelon and peanut butter.

Hester Peirce: You're still fired up about that.

Robbie: Yeah, well, to maybe tell people for, you know, for those who weren't there, just give us a synopsis because it's such a funny title. And that's why I do think you have a sense of humor in you. And maybe you could just give some people some context on that speech and why it really does help put into perspective why privacy is so important.

Hester Peirce: Yeah. So, I mean, I told the story of my grandfather who had a penchant for eating peanut butter on his watermelon. Not a not a good plan, but he was he was making a phone call through an operator at that time. And the operator was like, hey, are you Mr. Peirce, the one who eats peanut butter on his watermelon? And my point in that was that it was a funny story and he didn't mind it. But it's when you have an intermediary, like a telephone operator, they know your business and like so, yeah, my grandfather was making an innocent call, but maybe he could have not wanted this person who knew him to know who he was calling. And so I think in the financial context, we of course have the Fourth Amendment that we all know protects us and protects us from government searches. But when you give your information to a third party, that protection falls away. And so, that's the third-party doctrine, it's called, and so effectively, all of your financial transactions are open for the government to look at because you're dealing with an intermediary. And so I think that we have to revisit that issue. But the interesting thing about this technology is that, because it enables us to dis-intermediate, it actually kind of is a protection against that third-party doctrine. And so even more with all of these interesting new privacy technologies that people are coming up with, I think we can take this as a moment to reassess this whole approach that we've taken.

Andy: Yeah. So we just have a couple of minutes to do a little rapid fire here, if you're cool with that. I have some tweets and some takes I'd like you to react to. I'm sure Rob does, too. Balaji put out this podcast, and there's this clip that was like the three eras of crypto: proof of work 2009 – 2017, programmability 2017-2025, privacy 2025 – 203X. Agree? Disagree? Is it more nuanced than that? What's your take?

Hester Peirce: I think it's more nuanced, but I think those themes are important. Of course, we still see some proof of work, we still see programmability being, you know, I think especially as tokenizing of securities comes online, programmability is going to be a big theme.

Andy: Yeah. What is the latest with Project Crypto?

Hester Peirce: We are back. As you said, we're back from the shutdown. And so we're working hard to get some rules out, to get some exemptions out, and we're still eagerly trying to talk with people. And then just to take it back to privacy, we do hope to cancel the privacy roundtable because of the shutdown, but we hope to have the privacy roundtable that got canceled because of the shutdown.

Robbie: Nice. ETFs are kind of all the rage. A Ripple one went live just today. The biggest one, it superseded Solana. There's a whole onslaught of ETFs that are in the pipeline. Big deal? Not a big deal? What's the reaction to the ETFs?

Hester Peirce: Yeah, I think that let's see what the market says of these things, but I do encourage people again to just be careful what you're buying. Make sure that it fits with what your portfolio is, what your risk tolerance is, and then, it's up to the market to decide.

Andy: If the SEC and the city get digital assets regulation, right? What will shock Americans most about the future of their day-to-day of the financial world? What do you anticipate being the biggest "wow" moment for Americans in their day-to-day life?

Hester Peirce: I think the biggest "wow" moment is when we find people who have been real critics of crypto assets, just across the board, finding that they're actually using them in their day-to-day lives.

Robbie: Similar question type follow up. What is the biggest misconception that you're still hearing from institutions, banks, payment providers?

Hester Peirce: I think sometimes they think about things as being a zero-sum game and part of what I think is interesting about this new technology is it does allow us to reconsider some of the rules that we have in place. And that could be very helpful for traditional financial institutions as well as crypto native firms.

Andy: Yeah. There's an entire generation of founders who see you as this rare ally in the government in the SEC task force. If you can say one thing to the entire crypto and finance community, founders and entrepreneurs, what would you tell them?

Hester Peirce: I mean, thank you to those of you who are trying to build really interesting products to meet actual needs because you embody the American spirit, and you have persevered through some extremely difficult circumstances. And I just admire the bravery of people who were willing to build in that kind of environment.

Robbie: Prediction markets, securities, commodities. These things are taking the world by storm. Is it gambling? Is it investing? General, what's your take on prediction market?

Hester Peirce: You know, I've got to give you a lawyer's answer. Depends.

Robbie: OK, fair enough.

Andy: What is one question about the SEC or crypto that you wish media asked you more often?

Hester Peirce: I wish that people asked me more often, what does the SEC do besides crypto? Which is a lot.

Robbie: Well, we might as well, we've got to ask the question then. So please, you know, give us you know, there is a lot of capital formation securities in general, but what are some of the other focus areas outside of crypto?

Hester Peirce: Yeah, I mean we regulate investment advisors, broker dealers, exchanges. We work with public companies as they're making, we talked a little bit about this, but as they're making disclosures and mutual funds and exchange traded products. So there's a lot of review there. And I think I'd also like people to ask me what is not your jurisdiction? Because almost always when something bad goes wrong, people say, oh, where was the SEC? And half the time or probably 80 percent of the time, my answer is that Congress did not give us authority to go after that bad activity. It is bad, but it is just not ours to go after.

Andy: Yeah. Last thing for me. Do you think your family will ask you what to buy at the Thanksgiving table?

Hester Peirce: That's why I'm going to try to avoid my family. No, you know, I come from a family of very independent-minded people. And so they don't need to ask me. They do their own thing.

Andy: That's good.

Robbie: I got one more. What is what are you most excited about going into 2026?

Hester Peirce: I'm really excited to get some actual rules out the door and I'm excited to see that might be in the context of the market structure bill, that might be also just our independent rulemaking, and I'm really excited to see that.

Robbie: Awesome. Thank you so much. And we really, really appreciate you coming on and spending the time to chat with us, and we are equally as excited for that to come in 2026.

Andy: Everyone just wants to know when the market structure bill's coming.

Hester Peirce: Yeah. Don’t make political predictions.

Andy: That's in a 2026 episode.

Hester Peirce: I appreciate you guys taking the time. It's been fun talking to you.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.